Management Analysis of the Financial Situation and Operating Results

Management Discussion and Analysis

Three-Month Period Ended May 31, 2011

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three-month periods ended May 31, 2011 and 2010. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three-month period ended May 31, 2011 and with our consolidated audited financial statements and the accompanying notes thereto and MD&A as at February 28, 2011. For additional discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2011, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the three-month periods ended May 31, 2011 and 2010 is based on the consolidated interim financial statements of the Company, which was prepared in accordance with International Financial Reporting Standards (“IFRS”), and is presented in Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Company’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on August 12, 2011. Disclosure contained in this document is current to that date, unless otherwise noted.

On January 1, 2011, as issued by the International Accounting Standards Board (“IASB”), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this MD&A, including information relating to comparative periods in 2010, is presented in accordance with IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (“Canadian GAAP”) and not IFRS. A discussion regarding the Company’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 elections and exemptions, can be found in the “International Financial Reporting Standards” section of this MD&A and in note 15 of the consolidated interim financial statements.

FORWARD-LOOKING STATEMENTS

CERTAIN COMMENTS AND STATEMENTS CONTAINED IN THIS MD&A CONSTITUTE FORWARD-LOOKING STATEMENTS THAT REFLECT NEPTUNE’S OBJECTIVES, ESTIMATES AND EXPECTATIONS. THESE STATEMENTS MAY INCLUDE THE USE OF TERMS SUCH AS “BELIEVE”, “ANTICIPATE”, “ESTIMATE”, “LOOKING AHEAD” AND “EXPECT”, AS WELL AS THE USE OF VERBS IN THE CONDITIONAL AND FUTURE TENSES. BY THEIR NATURE, THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. AS A CONSEQUENCE, RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY’S EXPECTATIONS. THE MD&A FOR THE YEAR ENDED FEBRUARY 28, 2011, AS WELL AS OUR ANNUAL INFORMATION FORM UNDER THE HEADING RISK FACTORS – AVAILABLE ON SEDAR AT WWW.SEDAR.COM – DEALS WITH RISKS WHICH COULD CAUSE SIGNIFICANT DIFFERENCES BETWEEN THE RESULTS CONTAINED HEREIN AND NEPTUNE’S EXPECTATIONS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REFLECT OUR CURRENT ASSUMPTIONS AND, ACCORDINGLY, ARE SUBJECT TO CHANGE. HOWEVER, WE DISCLAIM ALL INTENTIONS AND ASSUME NO OBLIGATION TO UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS, WHETHER BASED ON NEW INFORMATION, EVENTS OR OTHER FACTORS, UNLESS REQUIRED TO DO SO BY APPLICABLE SECURITIES’ LAWS.

BUSINESS OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

Immediately after the end of the quarter, the Company appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and will bring along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry.

The Company also finalized agreements with two major US distributors to sell Neptune Krill Oil through their well established network of US national retailers and wholesalers. These two distributors which cumulate over 70 years of industry expertise are both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, Eco Krill OilTM (“EKOTM”) to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower concentrations and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than most of the competitor’s products. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune also announced in May 2011 that the Company and its marine derived products successfully completed an extensive and rigorous review of key environmental claims by NSF International. Neptune has always been committed to providing the best natural marine-derived products with clinically proven health benefits while prioritizing environmental responsibility. Sustainability of krill, the primary biomass used by Neptune, is of paramount importance for the Company and its existing and potential strategic partners. The NSF certification will strengthen considerably its negotiation power and its position in the increasingly demanding krill industry. The audit was conducted to ensure clarity and conformance with the strict criteria of the International Organization for Standardization (IS0) 14021: Environmental labels and declaration as well as Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims. Based on the successful results of this audit and due diligence, Neptune has been approved by NSF to make the following five environmental claims:

  Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respect the annual capture quota of the Commission for the Conservation of Antarctic Marine Living Resources(CCAMLR).
  Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by- catch.
  Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations.
  Neptune’s OceanExtract™ patented process recycles an annual 99% of the extraction solvent used during the manufacture of Neptune krill oils.
  Neptune only uses krill that is 100% traceable to the source of capture.

During the first quarter, Neptune continued its investor relations efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX-V. More specifically, the Company presented on March 15, 2011 at the 23rd annual Roth OC Growth Stock Conference in California. Over 400 companies selected by Roth Capital Partners were presenting at the Conference and over 1,000 buy-side investors attended the Conference.

During the first quarter, the Company realised a non-brokered private placement of $12,438 through the offering of common shares at a price of $2.15 CAD or $2.25 USD plus 25% warrant coverage at $2.65 CAD or $2.75 USD. The private placement was done in two portions, the first portion of $10,938 on May 3rd and the second portion of $1,500 on May 13, 2011. In connection with the offering, Neptune issued to American investors a total of 2,722,222 common shares at a price of $2.25 USD per share and US warrants to purchase up to 680,556 additional shares at a price of $2.75 USD for a period of 18 months following their issuance. Neptune also issued to Canadian investors 3,062,835 common shares at a price of $2.15 CAD per share and Canadian warrants to purchase up to 765,709 additional shares at a price of $2.65 CAD for a period of 18 months following their issuance. In total Neptune issued 5,785,057 shares and 1,446,265 warrants. Immediately following the end of the first quarter, Officers and Directors exercised 550,000 options at a strike price of $2.60 representing a amount of $1,430 in aggregate cash proceeds.

Neptune’s current annual production capacity of NKO® is 130,000 kg. The sustained revenue growth in the nutraceutical market generated by recently announced partnership as well as overseas business development as always been in line with the plant capacity expansion which is now Neptune’s top priority. Neptune plans to expand its production capacity to reach, in the first phase; a production of 280,000 kg per year. The expansion should be finalized during fiscal year 2012-2013. The project cost will be up to 70% financed by grant, loan and long term debt.

On the R&D front, the Company presented on March 24th 2011 at the 2011 Scientific Sessions of the American Heart Association its clinical results on the superior absorption of Neptune Krill Oil (NKO) as compared to competitive products. The Company sustained its research initiatives by permanently investing in product development, pre and clinical studies to validate health benefits of its products.

As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are terminated and results are expected to be known by fall 2011. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the first quarter of the 2011 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti has advanced negotiations for a deal with an undisclosed partner to commercialize an OTC product. The product is presently in final development and is scheduled for market launch in 2011. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Acasti reported preclinical results showing that its leading drug candidate, CaPre™, performed better than the currently marketed drug, Lovaza®, by increasing the HS-Omega-3 Index® 105% more than Lovaza®. The index measures an emerging risk factor for sudden death from coronary heart disease. These results indicate that on a per gram basis [total eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”)], CaPre™ scored 105% higher than Lovaza® on the HS-Omega-3 Index®; CaPre™ increased the index by 63% versus a 31% increase by Lovaza®. Considering that a unit increase of the HS-Omega-3 Index® is associated with about a 40% lower risk for sudden cardiac death (C. Albert et. al., NEJM, 2002), the current data suggest that a low dose of CaPre™ may help to prevent this condition and other heart-related morbidities. Lovaza® is the only FDA approved prescription fish oil solely indicated for the treatment of severe hypertriglyceridemia (very high triglycerides >500mg/dl).

Acasti completed the preclinical program designed to compare the cardiometabolic effects of Acasti’s drug candidate CaPre™ versus prescription drug Lovaza®. Blood lipids were monitored in two animal models in order to assess and compare the efficacy of CaPre™ and Lovaza® over a 12-week treatment period. A low daily human equivalent dose of 1g CaPre™ reduced LDL-C (bad cholesterol) levels by 40% and increased HDL-C (good cholesterol) by 180% in a normal rat model (“SD”) while 4gr of Lovaza® did not show any significant effect. An even lower daily human equivalent dose of 0.5g CaPre™ was shown to be as efficient as 4g of Lovaza® in reducing triglycerides levels by 40-50% in obese rats with severe diabetes and high triglycerides (“ZDF”). The results suggest that a low (0.5g to 1g) daily dosing of CaPre™ is more effective than 4g Lovaza® in elevating HDL-C and lowering LDL-C and triglycerides. Taken together with the superior effects on regulating glucose tolerance and HS-Omega-3 index the data suggest that CaPre™ may be an effective alternative for the management of cardiometabolic disorders due to its therapeutic versatility and multiple applications including also a superiority over Lovaza® on Omegas-3 Index and impaired glucose tolerance.

Acasti entered the pharmaceutical market with the pre-launch of Onemia™, the company’s first medical food, which was announced on October 21, 2010 at the Cardiometabolic Health Congress meeting in Boston. Onemia™ is a pharmaceutical marine-based omega-3 phospholipid concentrate classified as a novel medical food, regulated by FDA and clinically proven safe and effective for the management of unmet medical needs associated with chronic cardiometabolic disorders. As a medical food, it is intended to fulfill the unique omega-3 and phospholipid requirements of illnesses associated with cardiometabolic disorders. Onemia™ is formulated in a hard gelatin capsule to be taken alone or in combination with currently approved and prescribed cardiovascular drugs administered only under physician supervision and dispensed by medical recommendation and in some cases by prescription, in compliance with applicable FDA regulations. Onemia™ is manufactured by Neptune and sold to Acasti.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the first quarter of 2012, the Company made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing their research’s with new developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future

For NeuroBioPharm, a medical candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ending February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2012/2013
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2012/2013
MPL VIII	Medical food	ADHD	Preclinical	2012/2013
MPL IX	Prescription Drug	Alzheimer’s disease	Product development	n/a

NeuroBio is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to the latter, upon receipt of the final clinical report for the Alzheimer study, NeuroBioharm will negotiate the terms of a License Agreement with the multinational Corporation transferred to NeuroBio by Neptune. The terms to be negotiated will include the agreed commercialization deal defining milestone payments and minimum annual royalty conditions.

The Company’s authorized capital consists of an unlimited number of Class A, B, C, D, E, F, G and H shares with no par value.there are 8,501,000 Class A Shares, 2,500,000 Class B Shares, 17,500,000 Class G Shares and 26,000,000 Class H Shares issued and outstanding. In addition, there are 6,000,000 Series 2011-1 Warrants, 3,450,075 Series 2011-2 Warrants, 8,050,175 Series 2011-3 Warrants issued and outstanding, and 546,250 stock options issued under NeuroBio Stock Option Plan. Below are the chronological steps that led to the company’s authorized capital:

1)

On October 15, 2008, Neptune transferred to NeuroBio the License. In exchange for the License, Neptune issued a total of 100 Class A shares at a price of $0.01 per share and 45,000,000 Class E shares at a price of $0.10 per share (one percent (1%) of the Class A and Class E shares were issued to a company controlled by Neptune’s president and CEO and the remaining balance of the Class A and Class E shares were issued to Neptune). On December 24, 2008, the 45,000,000 Class E shares were exchanged for 5,000,000 Class B Shares, 35,000,000 Class C Share, 7,000,000 Series 4 Warrants and 3,000,000 Series 5 Warrants by the respective holders in the same proportion.

2)

On April 12, 2011, the Company proceeded with the Reverse Split on a 2:1 basis. Following the Reverse- Split, the 100 Class A Shares having a deemed value of $0.01 each were consolidated on 2:1 basis resulting in 50 Class A shares at a deemed value of $0.02 each.

3)	Following the Reverse-Split, the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on 2:1 basis resulting in 2,500,000 Class B Shares at a deemed value of $0.40 each.

4)	Following the Reverse-Split, the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on 2:1 basis resulting in 17,500,000 Class C shares at a deemed value of $0.20 each.

5)

On April 12, 2011, immediately following the Reverse-Split, NeuroBio purchased by mutual agreement the resulting 50 Class A Shares through the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent calculation of the fair market value of the Company evaluated at $16,500. On the same date, immediately following the Reverse-Split, NeuroBio exchanged, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants through the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

6)	On April 12, 2011, Neptune converted its account receivable from NeuroBio in the amount of $850 into 8,500,000 Class A shares at a price of $0.10 per share.

Neurobio’s available funds are provided by the parent company, Neptune, on an ongoing basis. Neurobio’s available funds will be used to execute the Company’s business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400 for prescription drug development program and $350 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. Neurobio does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditure for the next twelve months, except as disclosed above.

Selected consolidated interim financial information

The following tables set out selected financial information for the three-month periods ended May 31, 2011 and 2010. This information has been derived from the condensed consolidated interim financial statements for the three-month periods ended May 31, 2011 and 2010 and the notes thereto.

(In thousands of dollars, except per share data)
	Three-month periods
	ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	$	$
Revenue from sales	4,283	4,144
EBITDA[1]	(168)	664
Net profit (loss)	(1,259)	494
Net earnings (loss) per share:
Basic	(0.028)	0.013
Diluted	(0.028)	0.012

Total assets	33,914	22,825
Working capital[2]	20,818	9,562
Shareholder equity	20,854	12,107
Long term debt	4,537	5,415

Key ratios (% of revenue):
Gross profit	52%	59%
Selling expenses	15%	6%
General and administrative expenses	42%	31%
Research and development expenses (net of tax credits)	17%	13%
EBITDA	(4% )	16%

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation for its EBITDA calculation.

2

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET PROFIT TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of EBITDA is presented in the table below. The Company uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, for its consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(Expressed in thousands, except per share amounts)
	Three-month period
	ended May 31
	2011	2010
	(Unaudited)	(Unaudited)
	$	$
Net profit (loss)	(1,259)	494
Add (deduct):
Amortization	192	185
Financial expenses	87	(140)
Stock-based compensation	588	78
Foreign exchange (gain) loss	(128)	42
Change in fair value of financial instruments	352	5

EBITDA	(168)	664

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ending February 28, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	4,292	4,292
EBITDA[1]	(168)	(168)
Net profit (loss)	(1,259)	(1,259)
Basic earnings per share	(0.028)	(0.028)
Diluted earnings per share	(0.028)	(0.028)

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Revenue	16,685	4,162	4,114	4,289	4,120
EBITDA[1]	259	664	732	135	(1,272)
Net profit	533	494	274	1,801	(2,036)
Basic earnings (loss) per share	0.01	0.01	0.01	0.044	(0.048)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.043	(0.048)

Note: The financial information prepared for all periods in 2011 except for Q1 were prepared in accordance with Canadian GAAP.

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non- monetary transactions, such as share-based compensation for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the first quarter ended May 31, 2011, all revenues are generated by the nutraceutical segment with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti’s recently begin its commercialization phase. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is, to generate short term revenue with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular and neurological segments during the first quarter, please refer to the Sedar fillings for both Acasti and NeuroBioPharm.

Selected financial information by segment is as follow:

The following table show selected financial information by segments :

Three-month period ended May 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Revenues from sales and research contracts	4,283	-	9	4,292

EBITDA	774	(728)	(214)	(168)

Net profit (loss)	(70)	(892)	(297)	(1,259)

Total assets	30,678	3,104	132	33,914

Working capital	18,495	2,399	(76)	20,818

EBITDA calculation
Net profit (loss) add (deduct)	(70)	(892)	(297)	(1,259)
Amortization	189	3	-	192
Financial expenses	87	-	-	87
Stock-based compensation	357	148	83	588
Foreign exchange (gain) loss	(141)	13	-	(128)
Change in fair value in financial instruments	352	-	-	352

The following table show selected financial information by segments :

Nine-month period ended May 31, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Revenues from sales and research contracts	4,145	-	-	4,145

EBITDA	1,071	-338	(69)	664

Net profit (loss)	930	-365	(71)	494

Total assets	17,611	709	204	18,724

Working capital	5,381	299	204	5,884

EBITDA calculation
Net profit (loss) add (deduct)	930	(365)	(71)	494
Amortization	183	2	-	185
Financial expenses	(140)	-	-	(140)
Stock-based compensation	56	20	2	78
Foreign exchange loss	42	-	-	42
Change in fair value of financial instruments	_	5	-	5

EBITDA	1,071	(338)	(69)	664

Operating results

Revenue
Revenue for the first quarter continued to increase and amounted to $4,292 for the three-month period ended May 31, 2011, representing an increase of 3% compared to $4,144 for the three-month period ended May 31, 2010. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™. Even with the increase competitiveness in the market especially in the pricing and the devaluation of the US currency, the Company has still managed to maintain its gross margin above 50% and growth in its revenues.

Virtually all of the Company’s sales are derived from the nutraceutical segments.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the first quarter of 2011 and 2010:

	Three Months Ended May 31,
	2011	2010
Gross profit	2,225	2,447
Gross profit as % of revenue	52%	59%

Gross profit as a percentage of revenue was 52% for the first quarter of 2011 compared to 59% for the same period in 2010. The decrease in the first quarter of 2011 was due to a decrease in the average US currency of 6%, the integration of new biomass as well as selling price reduction due to increase competition. The Company is focusing on maintaining productivity by looking in multiple areas of the production. The expansion program that will take place in the next 12 months will contribute to increase the productivity.

Selling expenses
Selling expenses for the first quarter of 2011 and 2010 were as follows:

	Three Months Ended May 31,
	2011	2010
Selling expenses	648	258
Selling expenses as % of revenue	15%	6%

Selling expenses amounted to $648 in the first quarter of 2011, an increase of $390 or 150% compared to the corresponding period in 2010. The increase over 2010 is largely due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world.

General and Administrative Expenses
G&A expenses for the first quarter of 2011 and 2010 were as follows:

	Three Months Ended May 31,
	2011	2010
General and administrative expenses	1,812	1,291
General and administrative expenses as % of revenue	42%	31%

G&A expenses amounted to $1,812 in the first quarter of 2011, an increase of $521 or 40% compared to the corresponding period in 2010. The increase over 2010 is all explained by increased stock based compensation expense of $500 due to the increased value of Neptune’ share on the market.

Research and Development Expenses
R&D expenses and R&D expenses, net of tax credits for the first quarter of 2011 and 2010 were as follows:

	Three Months Ended May 31,
	2011	2010
Research and development expenses net of tax credits	736	520
Research and development expenses, net of tax credits as % of revenue	17%	13%

R&D expenses amounted to $736 in the first quarter of 2011, an increase of $216 or $42% compared to the same period in 2010. This increase is mainly attributable to investments in improvement of the extraction process as well as research and experimentation with new biomass.

Finance costs
Finance costs for the first quarter of 2011 and 2010 were as follows:

	Three Months Ended May 31,
	2011	2010
Finance costs	439	(134)
Finance costs as % of revenue	10%	(3%	)

Finance costs amounted to $439 in the first quarter of 2011, an increase of $573 compared to the same period in 2010. This increase is mainly attributable to the impact of the adoption of IFRS, resulting in certain financial instruments being reclassified liabilities. The variation is primarily due to the change in fair value of financial instruments.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the first quarter of 2011 and 2010 were as follows:

	Three Months Ended May 31,
	2011	2010
Foreign exchange gain (loss)	128	(42)
Foreign exchange gain (loss) as % of revenue	3%	(1%	)

Foreign exchange gain (loss) amounted to $128 in the first quarter of 2011, an increase of $170 compared to the same period in 2010. This increase is mainly attributable to the adequate protection in this year’s quarter against the fluctuations of the US currency vs the Canadian currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $832 for the three-month period ended May 31, 2011 to $(135) compared to $664 for the three-month period ended May 31, 2010. The lower EBITDA for the three-month period ended May 31, 2011 when compared to the corresponding period of the previous year is attributable to higher selling expenses due to more hiring as well as more attendance to trade shows by the Neptune sales team. It is also due to much higher stock-based compensation expenses this year in the G&A expenses due to higher options valuation caused by the appreciation of the share price as compared to last year.

Net profit (Loss)
The Company realized a consolidated net loss for the three-month period ended May 31, 2011 of $(1,259) or $(0.028) per share compared to a net income of $494 or $0.013 per share for the three-month period ended May 31, 2010. The decrease in the net profit was mainly attributable to the increase in both selling and G&A expenses due to more hiring, more trade shows and higher stock-based compensation expense as well as lower exchange rate US to CDN in US recorded sales. It was also caused by a large difference in the finance costs between the two quarters due to a change in fair value of financial instruments affecting positively last year as opposed to this year.

Liquidity and Capital Resources

Operating Activities
During the three-month period ended May 31, 2011, the operating activities generated a decrease in liquidities of $720, compared to a decrease of $718 for the corresponding three-month period ended May 31, 2010. The difference in change in liquidities derived from the operating activities is mainly attributable to the lower earnings and the negative impact of the US to CDN exchange for the three month period ended May 31, 2011 over the corresponding period of 2010 compensated by the stock-based compensation expense as well as the net finance expense.

Investing Activities
During the three-month period ended May 31, 2011, the investing activities generated a decrease in liquidities of $6,491. This decrease is mainly due to the net purchase of short-term investments for $6,418.

Financing Activities
During the three-month period ended May 31, 2011, the financing activities generated an increase in liquidities of $10,753. This increase is mainly due to proceeds from the private placement financing for an amount of $11,517. This increase was slightly reduced by the long term debt repayment for $878.

Overall, as a result of cash flows from all activities, the Company increased its cash by $3,502 for the three-month period ended May 31, 2011.

At May 31, 2011, the Company’s liquidity position, consisting of cash and short-term investments, was $13,433.

Also, at May 31, 2011, the Company had an authorized operating line of credit $2,000, all of which was available as well as an additional unused line of $200 for foreign exchange contracts.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

Off Balance Sheet Arrangements and Contractual obligations

There was no material changes that affected our off-balance sheet arrangements and contractual obligations during the three-month period ended May 31, 2011.

FINANCIAL POSITION
The following table details the important changes to the balance sheet at May 31, 2011 compared to February 28, 2011:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	3,542	See cash flows statement
Short-term investments	6,418	Purchase of short-term investments
Inventories	2,138	Purchase of raw material for increased demand
Accounts payable and accrued liabilities	637	Better credit terms with raw material suppliers
Long-term debt	(878)	Reimbursement

PRIMARY ANNUAL FINANCIAL RATIOS
	May 31	February 28	May 31
	2011	2011	2010
Working Capital Ratio (current assets/current liabilities)[1]	4.64	2.67	2.05
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.22	0.40	1.09

* including convertible debentures for 2010.

[1]

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

[2]

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the period ended May 31, 2011 compared to the periods ended February 28, 2011 and May 31, 2010 mainly due to the private placement. The Company’s solvency ratio improved during the period ended May 31, 2011 compared to the period ended February 28, 2011 and to May 31, 2010 mainly due to the decrease and increase of the Company’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS
Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three-month period ended May 31, 2011, total royalties included in operating expenses amounted to $45, (three-month period ended May 31, 2010 - $41). As at May 31, 2011, the balance due to this company under this agreement amounts to $223 (February 28, 2011 - $178; March 1, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

International Financial Reporting Standards
The Company’s May 31, 2011 condensed consolidated interim financial statements are the Company’s first consolidated interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these condensed consolidated interim financial statements have been restated to IFRS and the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)	Share-based payment:

The Company did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities:

The Company has elected to re-designate cash and cash equivalents and short-term investments from held- for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv)	Non-controlling interests:

The Company will apply prospectively from the date of transition to IFRSs:

-

the requirement that total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and

	-	the requirements for accounting as equity transaction for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported under IFRS:

	March 1,	May 31,	February 28,
	2010	2010	2011
(Unaudited, in thousands of Canadian dollars)

Equity under Canadian GAAP	$7,996	$9,922	$14,204

Adjustments:
Property, plant and equipment	(1,071)	(1,068)	(916)
Convertible debentures	(22)	(25)	-
Debenture conversion options	(489)	(291)	-
Derivative financial liabilities	(234)	(239)	-

Equity under IFRS	$6,180	$8,299	$13,288

The following table provides a reconciliation of the Company’s total comprehensive income (loss) for the comparative period under Canadian GAAP to those reported for the three-month period ended May 31, 2011 and the year ended February 28, 2011 under IFRS:

	Three-month
	month period	Year ended
	May 31,	February 28,
(Unaudited, in thousands of Canadian dollars)	2010	2011

Comprehensive income (loss) under Canadian GAAP	$476	$516

Adjustments:
Property, plant and equipment	15	155
Share-based payments	38	(19)
Finance costs	237	592
Gain on dilution	(272)	(2,765)

	$494	$(1,521)

Property, plant and equipment - component accounting

Under Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Company applied component accounting to its buildings.

Share based payment – equity instruments

As permitted by IFRS 1, the Company elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

Debenture Call-Options

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Company concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Company determined that the instruments outstanding as at November 15, 2009 had a fair value of $244. In reconciling to IFRS, the increase in fair value from the grant-date nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore at the date of transition.

Warrants

The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $ 234 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $5 was recognized as an adjustment for the three month period ended May 31, 2010, and a fair value decrease of $108 was recognized as an adjustment for the year ended February 28, 2011.

Convertible debentures

In 2008, the Company issued convertible debentures that were partially outstanding at the date of transition. Under previous Canadian GAAP, the convertible debentures were treated as a compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Consistent with practice under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $22 higher that under previous GAAP and the carrying amount of Debenture Warrants to be $58 higher. Those differences were charged to retained earnings at that date.

The Company valued the embedded equity conversion derivative at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80 was reclassified to this account, along with an increment of $409 from retained earnings to reflect fair value at that date. Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income, along with the increase in accretion expense. Consequently, a net charge of $174 was recognized as an adjustment for the three month period ended May 31, 2010, and a net charge of $280 was recognized as an adjustment for the year ended February 28, 2011.

Non-controlling interest

At the date of transition, Neptune applied IAS 27 – Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Company’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Company uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765 for the year ended February 28, 2011 and $272 for the three month period ended May 31, 2010 were reversed, as they are now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

In accordance with new guidance, the Company allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Three-month
	month period	Year ended
	May 31,	February 28,
	2010	2011

Non-controlling interest, beginning of period	$-	$-
Exercise of Debenture Call-Options	72	72
Exercise of Conversion Call-Options	-	125
Exercise of subsidiary warrants by Neptune	-	1,281
Exercise of subsidiary warrants by third parties	-	704
Net loss and comprehensive loss attributable to the non-controlling interest	(240)	(1,110)

	$(168)	$1,072

Future accounting changes

Refer to note 3 of the consolidated interim financial statements.

Critical Accounting Policies and Estimates

The condensed consolidated interim financial statements are prepared in accordance with IFRS. In preparing the condensed consolidated interim financial statements for the three-month periods ended May 31, 2011 and 2010, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a strong material impact on reported results of operation or financial position. The following are the Company’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements should be read in conjunction with the notes to the condensed consolidated interim financial statements for the three-month periods ended May 31, 2011 and 2010.

Use of Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the nature of significant judgments made by management applying the Company’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

  Determining the functional currency;

  Assessing derivatives over the Company’s equity for liability or equity classification; and

  Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

  Recoverability of intangible assets that have indefinite useful lives or that are not yet available for use;

  Utilization of tax losses;

  Measurement of derivative financial liabilities and stock-based compensation; and

  Collectability of trade receivable.

Also, the Company uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Company recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Disclosure Controls, Procedures and Internal Control over Financial Reporting
Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s IFRS.

Changes in Internal Control over Financial Reporting
During the three-month period ended May 31, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended May 31, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS
The information contained in the Financial Statements and the MD&A for the three month period ended May 31, 2011 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:
Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:
The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information
Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at August 12, 2011, the total number of common shares issued by the Company and in circulation was 49,144,837 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,756,184 warrants and 3,089,000 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer